Hydro One Reports Second Quarter Results

The Company's response to devastating storms demonstrates its commitment to energizing life for Ontarians while highlighting the need for continued investment to prepare for climate change.

TORONTO, August 9, 2022 - Hydro One Limited (Hydro One or the Company) today announced its financial and operating results for the second quarter ended June 30, 2022.
Second Quarter Highlights
•Second quarter basic earnings per share (EPS) of $0.43 was 7.5% higher compared to EPS of $0.40 for the same period in 2021.
•EPS for the quarter was higher year over year primarily due to approved rates for the transmission and distribution segments, and higher demand, partially offset by higher depreciation, amortization and asset removal costs and higher financing charges.
•Hydro One restores power to approximately 760,000 customers following the May 21, 2022 devastating storm.
•Hydro One released its annual sustainability report (www.hydroone.com/sustainability) that demonstrates continued progress in setting and meeting its sustainability goals.
•The Company announced that members of the Canadian Union of Skilled Workers (CUSW) ratified the renewal of the collective agreement.
•Hydro One won the Gold Best Practices Award in customer service from Chartwell Inc., a company that has been helping utilities improve customer experience and satisfaction as well as operational efficiency for 25 years.
•Hydro One earns 12th Emergency Response Award from the Edison Electric Institute for restoring power to more than half of affected customers within the first 24 hours following severe storm during the Easter long weekend.
•Hydro One was recognized again by Corporate Knights as a Best 50 Corporate Citizen in Canada.
•William (Bill) Sheffield appointed as Interim President and CEO following Mark Poweska's resignation to assume a leadership position at a utility closer to his family in Western Canada later this year. Mark remains with the Company as an advisor to support Bill with the transition.
•The Company's capital investments and in-service additions for the quarter were $612 million and $547 million, respectively, compared to $553 million and $300 million in 2021.
•Quarterly dividend declared at $0.2796 per share, payable September 29, 2022.
"I appreciate the patience demonstrated by our customers as our dedicated teams worked tirelessly to restore power during the recent major storms. Investing in our system to prepare for the effects of climate change and extreme weather is a key priority for Hydro One" said Bill Sheffield, Interim President and CEO of Hydro One. “Our sustainability report released today clearly outlines our goals and the progress we are making in standing up for people, the planet and the communities across Ontario."

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Selected Consolidated Financial and Operating Highlights

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars, except as otherwise noted)	2022	2021	2022	2021

Revenues	1,840	1,722	3,887	3,533
Purchased power	852	838	1,866	1,732
Revenues, net of purchased power[1]	988	884	2,021	1,801
Net income attributable to common shareholders	255	238	565	506

Basic EPS	$0.43	$0.40	$0.94	$0.85
Diluted EPS	$0.42	$0.40	$0.94	$0.84

Net cash from operating activities	621	412	1,064	929
Capital investments	612	553	1,061	1,080
Assets placed in-service	547	300	776	457

Transmission: Average monthly Ontario 60-minute peak demand (MW)	20,167	19,448	20,422	19,693
Distribution: Electricity distributed to Hydro One customers (GWh)	6,754	6,750	15,649	14,906
1 “Revenues, net of purchased power” is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under United States (US) generally accepted accounting principles (US GAAP) used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.
Key Financial Highlights
2022 Second Quarter Highlights
The Company reported net income attributable to common shareholders of $255 million during the quarter, compared to $238 million in the same period of 2021. This resulted in EPS of $0.43, compared to EPS of $0.40 in the prior year.
Revenues, net of purchased power1 for the second quarter of $988 million were $104 million higher than revenues, net of purchased power1 for the second quarter of 2021. The increase is mainly due to the impacts of the Ontario Energy Board (OEB) decision in April 2021 regarding the deferred tax asset (DTA) amounts previously allocated to ratepayers (DTA Implementation Decision), as well as revenues resulting from OEB-approved 2022 rates and higher peak demand. Pursuant to the DTA Implementation Decision, Hydro One is currently recovering deferred tax amounts allocated to rate payers and included in customer rates for the 2017 to 2021 period over a two-year period which began on July 1, 2021. Hydro One also adjusted the transmission revenue requirement and base distribution rates effective January 1, 2022 to remove any further allocation of deferred tax amounts. The impacts of the DTA Implementation Decision are offset by a higher tax expense, and therefore net income neutral in the period.
Operation, maintenance and administration costs in the second quarter of 2022 were lower than last year as lower corporate support costs and lower work program expenditures were partially offset by a higher allowance for doubtful accounts in the period.
Depreciation, amortization and asset removal costs for the second quarter were higher than last year primarily due to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program, as well as higher asset removal costs associated with the storm in May of this year.
Financing charges for the second quarter were higher than last year mainly due to the recognition of carrying charges pursuant to the DTA Implementation Decision in the second quarter of 2021.
Income tax expense for the second quarter of 2022 was higher than the prior year primarily due to income tax expense pursuant to the DTA Implementation Decision and higher pre-tax earnings, partially offset by higher deductible timing differences compared to the second quarter of the prior year.
1 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under US GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.

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Hydro One continues to invest in the reliability and performance of Ontario’s electricity transmission and distribution systems by addressing aging power system infrastructure, facilitating connectivity to new load customers and generation sources, and improving service to customers. The Company made capital investments of $612 million during the second quarter of 2022 and placed $547 million of new assets in-service.
Selected Operating Highlights
Hydro One restored power to approximately 760,000 customers affected by the storm on May 21, 2022. The storm caused significant devastation that included approximately 2,500 broken poles and approximately 500 damaged transformers.
Hydro One won the Gold Best Practices Award in customer service from Chartwell Inc., for its continuous improvement program that was put in place in early 2021. The program delivered the following select benefits for customers, business and staff: a) approximately 25% increase in customer satisfaction; b) approximately 12% improvement in call handle time; both recovering from pandemic low points. The program also had approximately 50% of staff upskilled to improve flexibility, job enrichment and morale.
Hydro One released its sustainability report which provides a balanced account of its environmental, social and governance (ESG) performance against the sustainability targets released last year. Hydro One is committed to producing an annual sustainability update to continuously increase the transparency and accountability of our ESG disclosures. The sustainability report is available at www.hydroone.com/sustainability.
Members of the CUSW voted in favour of renewing their collective agreement. This new collective agreement covers approximately 1,000 employees in critical construction roles.
Hydro One was recognized on the annual list of Best 50 Corporate Citizens by Corporate Knights, an organization dedicated to setting high standards in sustainability across Canada. This is the 11th time Hydro One has appeared on the Best 50 Corporate Citizens in Canada list.
Common Share Dividends
Following the conclusion of the second quarter, on August 8, 2022, the Company declared a quarterly cash dividend to common shareholders of $0.2796 per share to be paid on September 29, 2022 to shareholders of record on September 14, 2022.

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Supplemental Segment Information

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars)	2022	2021	2022	2021

Revenues
Transmission	516	448	1,035	896
Distribution	1,314	1,263	2,831	2,617
Other	10	11	21	20
Total revenues	1,840	1,722	3,887	3,533

Revenues, net of purchased power[1]
Transmission	516	448	1,035	896
Distribution	462	425	965	885
Other	10	11	21	20
Total revenues, net of purchased power[1]	988	884	2,021	1,801

Operation, maintenance and administration costs
Transmission	97	101	196	199
Distribution	173	177	344	344
Other	16	11	34	28
Total operation, maintenance and administration costs	286	289	574	571

Income before financing charges and taxes
Transmission	289	229	584	458
Distribution	163	143	385	336
Other	(8)	(2)	(17)	(12)
Total income before financing charges and taxes	444	370	952	782

Capital investments
Transmission	311	365	588	713
Distribution	294	184	461	360
Other	7	4	12	7
Total capital investments	612	553	1,061	1,080

Assets placed in-service
Transmission	295	147	415	195
Distribution	251	150	356	256
Other	1	3	5	6
Total assets placed in-service	547	300	776	457
1 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under US GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.
This press release should be read in conjunction with the Company’s second quarter 2022 unaudited consolidated financial statements and MD&A. These financial statements and MD&A together with additional information about Hydro One, including the audited consolidated financial statements and MD&A for the year ended December 31, 2021 can be accessed at www.HydroOne.com/Investors and www.sedar.com.

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Quarterly Investment Community Teleconference
The Company’s second quarter 2022 results teleconference with the investment community will be held on August 9, 2022 at 8 a.m. ET, a webcast of which will be available at www.HydroOne.com/Investors. Members of the financial community wishing to ask questions during the call should go to this link (https://register.vevent.com/register/BIc855fafff2374ca385eabb1bbbd0d5ca) prior to the scheduled start time to access Hydro One’s second quarter 2022 results call. Media and other interested parties are welcome to participate on a listen-only basis. A webcast of the teleconference will be available at the same link following the call. Additionally, investors should note that from time to time Hydro One management presents at brokerage sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Hydro One’s website at www.HydroOne.com/Investors and are posted generally at least two days before the conference.
Hydro One Limited (TSX: H)
Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, approximately $30.4 billion in assets as at December 31, 2021, and annual revenues in 2021 of approximately $7.2 billion.
Our team of approximately 9,300 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2021, Hydro One invested approximately $2.1 billion in its transmission and distribution networks, and supported the economy through buying approximately $1.7 billion of goods and services.
We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association.
Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedar.com or www.sec.gov.
For More Information
For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company's governance practices, corporate social responsibility, customer solutions, and further information about its business.
Non-GAAP Financial Measures
Hydro One uses a number of financial measures to assess its performance. The Company presents “revenues, net of purchased power” to reflect revenues net of the cost of purchased power, which is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.

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Revenues, Net of Purchased Power
Revenues, net of purchased power is defined as revenues less the cost of purchased power. Revenues, net of purchased power is used internally by management to assess the impacts of revenue on net income and is considered useful because it excludes the cost of power that is fully recovered through revenues and therefore net income neutral.

The following table provides a reconciliation of GAAP (reported) Revenues to non-GAAP (adjusted) Revenues, Net of Purchased Power on a consolidated basis.

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2022	2021	2022	2021
Revenues	1,840	1,722	3,887	3,533
Less: Purchased power	852	838	1,866	1,732
Revenues, net of purchased power	988	884	2,021	1,801
Forward-Looking Statements and Information
This press release may contain “forward-looking information” within the meaning of applicable securities laws. Such information includes, but is not limited to, statements related to: the Company growing and evolving to stand up for people, the planet and communities across Ontario; sustainability goals; expectations related to an annual sustainability update; the Company’s plans to improve reliability, including facilitating connectivity for new load customers and generation sources; the Company's ongoing and planned projects and expected capital investments, including anticipated outcomes and impacts; and payment of dividends. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.
For further information, please contact:
Investors:
Omar Javed
Vice President, Investor Relations
investor.relations@hydroone.com
416-345-5943
Media:
Jay Armitage
Vice President, Communications and Marketing
media.relations@hydroone.com
416-345-6868

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